 ADVANCED BIOMED INC.

February 10, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Augustin
Margaret Sawicki
Nudrat Salik
Al Pavot

Re:	Advanced Biomed Inc.
Registration Statement on Form S-1, as amended
Initially Filed on May 22, 2023
File No. 333-272110

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Advanced Biomed Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on Tuesday, February 11, 2025, or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Fang Liu of VCL Law LLP, outside counsel to the Company, at fliu@vcllegal.com (Tel: 703-919-7285).

Very truly yours,

Advanced Biomed Inc.

By:	/s/ Yi Lu
	Name:	Yi Lu
	Title:	Chief Executive Officer